

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-mail
Mark S. Elliott
Chief Executive Officer and President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

> **Re: Premier Alliance Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 23, 2013**
> **File No. 333-188131**

Dear Mr. Elliott:

We have limited our review of your registration statement to those issues we have addressed in our comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 8, 2013

Plan of Distribution, page 66

1. Specifically identify any registered broker-dealers that are selling stockholders or state that there are no such selling stockholders. Also, revise your document to specifically identify any selling stockholders that are underwriters, as referenced in the last paragraph on page 66.

Exhibit 5.1

2. It is inappropriate to provide a legal opinion that limits reliance of investors. Please ask that counsel eliminate the last paragraph and file a revised opinion. Refer to section II.B.2.d of Staff Legal Bulletin No. 19 (October 14, 2011).

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: <u>Via E-mail</u>
  Stuart M. Sieger, Esq.
  Ruskin, Moscou Faltischek, P.C.